

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

By U.S. Mail and facsimile to 770-829-8513

Mr. Daniel O'Keefe
Chief Accounting Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328

> **Re:** **Global Payments Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed July 28, 2010**
> **File No. 1-16111**

Dear Mr. O'Keefe:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 31, 2010

Critical Accounting Estimates, page 40

Goodwill and long-lived asset valuations, page 42

1.   Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill as well as the risks that additional charges may be required in future periods. Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 33-8350. For example, identify the reporting unit at which you test goodwill for impairment. In addition, you should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should:

- Disclose the percentage by which the fair value of the reporting unit exceeded carrying value as of the date of the most recent test;
- Describe the methods and key assumptions used and how the key assumptions were determined;
- Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible if the valuation model assumes recovery from a business downturn within a defined period of time; and
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 1 – Summary of Significant Accounting Policies, page 55

Settlement processing assets and obligations, page 56

2.   Refer to page 57 where you state, "[i]f the incoming amount from the card networks precedes the Member's funding obligation to the merchant, we temporarily hold the surplus on behalf of the Member, in a joint deposit account or in our account at the Member bank, and record a corresponding liability." Citing for us the relevant GAAP literature, please explain to us how you concluded it was appropriate to recognize an asset. In this regard, please explain to us who has legal ownership to the assets and what mechanism provides you with the right to use the assets to satisfy the related settlement obligation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief